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SEC FILE NUMBER

SEC Mail Processing

MAY 28 2024

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2023 (MM/DD/YY) AND ENDING 03/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TimeCapital Securities Corp

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Roosevelt Avenue
(No. and Street)

Port Jefferson Station	NY	11776
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Yvonne James	631-331-1400	yjames@timecapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Joseph Amundsen, CPA
(Name – if individual, state last, first, and middle name)

30 Wall Street	New York	NY	10005
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3385
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexander Rohman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TimeCapital Securities Corporation, as of 5/15, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

YVONNE JAMES
Notary Public State of New York
No. 4678164
Qualified in Suffolk County
Commission Expires Aug. 31, 2026

Signature:

Title: President

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TimeCapital Securities Corporation

Index to Financial Statements

March 31, 2024

Page

Report of Independent Registered Public Accounting Firm.. 1-2

FINANCIAL STATEMENTS

Statement of Financial Condition.. 3

PAGE OMITTED 4

Statement of Changes in Stockholders' Equity.. 5

PAGE OMITTED.. 6

Notes to Financial Statements..7-11

JOSEPH AMUNDSEN

CERTIFIED PUBLIC ACCOUNTANT

30 WALL STREET, 8TH FLOOR

NEW YORK, NY 10005

212-709-8250

jamundsencpa@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of TimeCapital Securities Corporation

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of TimeCapital Securities Corporation as of March 31, 2024, the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In my opinion, the financial statements present fairly, in all material respects, the financial position of TimeCapital Securities Corporation as of March 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of TimeCapital Securities Corporation's management. My responsibility is to express an opinion on TimeCapital Securities Corporation's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to TimeCapital Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirement under SEC Rule 15c3-3, snd Schedule III, Information Relating Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of TimeCapital Securities Corporation's financial statements. The supplemental information is the responsibility of TimeCapital Securities Corporation's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirement under SEC Rule 15c3-3, snd Schedule III, Information Relating Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

I have served as TimeCapital Securities Corporation's auditor since 2021.

Joseph Amundsen CPA

New York, NY

May 20, 2024

TIMECAPITAL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2024

ASSETS		
Cash and cash equivalents	$	186,369
Commissions Receivable		6,372
Other receivables		1,095
Prepaid expenses		2,306
Intangible asset, net		401
Property, equipment and leasehold improvements, net		52,716
	$	249,259
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued expenses	$	174,056
COMMITMENTS AND CONTINGENCY		
STOCKHOLDERS' EQUITY		
Common Stock, 200 shares authorized 150 shares issued and outstanding		40,000
Additional paid-in capital		397,487
Accumulated deficit		(312,284)
Less Treasury Stock (6 shares)		(50,000)
Total Stockholder's Equity		75,203
	$	249,259

See notes to financial statements and report of independent registered public accountant

TIMECAPITAL SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended March 31, 2024

		Common Stock	Additional Paid-In Capital	Treasury Stock	Accumulated Deficit	Total
Balances - March 31, 2023	$	40,000	397,487		(301,221)	136,266
Treasury Stock				(50,000)		(50,000)
Net Loss					(11,063)	(11,063)
Balances- March 31, 2024	$	40,000	397,487	(50,000)	(312,284)	75,203

See notes to financial statements and report of independent registered public accountant

TIMECAPITAL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
March 31, 2024

Note 1 -Organization and Nature of Business

TimeCapital Securities Corporation, (the "Company") is a securities broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed as a corporation under the laws of the state of New York on November 26, 1974. The Company is registered in 28 states. The company conducts three types of business. The company is a Mutual Fund retailer, sells Variable Life Insurance and Annuities, tax shelters and limited partnerships. Treasury stock represents the purchase in August 2017 of 6 shares of its stock for $50,000.

Rule 15c3-3 Exemption

The company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to Annuities, Mutual funds and a Limited Partnership, known as Alpine Associates, to which it receives an agency fee.

Note 2 - Significant Accounting Policies

Basis of Presentation
The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) unless otherwise disclosed.

Revenue Recognition
The Company recognizes revenue in accordance with FASB ASC Topic 606 as services are rendered and the contract identified performance obligations have been satisfied. There were no unsatisfied performance obligations at March 31, 2024

Commission Income
Commission Income is recorded when earned. Agency commission income is recorded when received. Related expenses are recorded when incurred.

Receivables
Receivables consist of commissions from transactions completed during the fiscal year that were collected subsequent to year end. Receivables are written off when they are determined to be uncollectible. As of March 31, 2024, no receivables were considered uncollectible.

Property. Equipment and Leasehold Improvements
Property, equipment and leasehold improvements are recorded at cost net of accumulated depreciation. Depreciation is computed using the straight- line method over the estimated useful lives which range from three to thirty-nine years. The costs of additions and betterments are capitalized. Expenditures for maintenance and repairs which do not add to the economic life of the asset are expensed as incurred. When items of property, equipment and leasehold improvements are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Intangible Asset

Intangible asset is comprised of a trademark. The trademark is being amortized over 15 years.

Impairment of Long-Lived Assets

The Company reviews the carrying values of long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value less costs to sell. Management has determined that there have been no impairments of long-lived assets through March 31, 2024.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, Income Taxes, ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit. At March 31, 2024 the company had a net operating loss of 11,063. This would create a deferred tax asset of $3000. The company believes that this asset will not be realized and would be offset by a valuation allowance. Therefore, the company has not recorded the asset nor the valuation allowance.

In accordance with ASC 740, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. The Company was not required to recognize any amounts from uncertain tax positions.

Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the years 2021 through 2023 are subject to examination by tax authorities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following:

Computers	$ 46,186
Furniture and fixtures	13,146
Leasehold improvements	100,028
Subtotal	159,360
Less: accumulated depreciation	(106,645)
Net Fixed Assets	$ 52,715

Note 4 - Intangible Asset

Intangible asset is summarized as follows:

Trademark	$ 1,801
Less: accumulated amortization	(1,400)
Net Intangible Asset	$ 401

Amortization expense for the year ended March 31, 2024 was approximately $68. The expected future amortization expense for the intangible asset as of March 31, 2024 will be approximately $68 in each of the next six years.

Note 5 - Related Party Transactions

The stockholders of TimeCapital Securities Corporation are also stockholders of TimeCapital Investor Advisory Services, Inc. (TCIA). These companies share office facilities, personnel, and operating costs. The Company has an expense allocation agreement with TCIA resulting in the reimbursement of operating expenses to the company of $511,920 for the year ended March 31, 2024.

Note 6 - Commitments and Contingency

Operating Leases
The Company had an agreement to rent office space from an affiliated company through common ownership that expired August 31, 2012. This lease is currently on a month to month basis. Rental expense for the year ended March 31, 2024 was $37,920.

Equipment Lease - The Company also entered into a lease agreement for office equipment, expiring in April 2028.

Minimum lease payments in this schedule exclude contingent rentals and rentals under renewal options, which, as of March 31, 2024, have not been exercised.

Note 7 - 401(k) Profit Sharing Plan

The Company sponsors a tax-deferred savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet the minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis. Company contributions to the plan may be made at the discretion of the Company's board of directors.

Note 8 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At March 31, 2024, the Company has net capital of $18,684 which is $13,684 in excess of its required minimum net capital of $5,000 (the greater of $5,000 or 6.67% of $11,604 aggregate indebtedness). The ratio of aggregate indebtedness to net capital was 931.58 to 1 as of March 31, 2024.

Note 9 - Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents. The Company maintains cash balances in certain financial institutions, which at times may exceed the Federal Deposit Insurance Corporation (FDIC) insurance limits. The Company is subject to credit risk to the extent that the financial institutions may be unable to fulfill its obligation to return the Company's cash held at the financial institution. The Company has not experienced any losses in such accounts nor does it expect to.

Note 11 – Income Taxes

The company paid $1,950 in NYS Corporate taxes.

Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to March 31, 2024 and through May 1, 2024, the date the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of March 31, 2024.

05/08/24

Time Capital Securities
Trial Balance
As of March 31, 2024

	Mar 31, 24	
	Debit	Credit
1031 · Capital One Bank	175,541.28	
1110 · TCS INV -PAS-300117	10,827.80	
1210 · PPD-FINRA CRD	415.03	
1223 · Ppd - Bus Owners	216.03	
1224 · Ppd - Workers Comp	719.20	
1225 · Ppd - E & O	415.16	
1227 · Ppd - Fidelity Bnd	394.98	
1229 · Ppd - Stamp Bnd	145.85	
125 · Loans and Exchanges	1,037.22	
1260 · Funds Receivables	6,371.66	
1293 · PFL Receivable - Employee	58.43	
1351 · Computers	46,186.35	
1352 · Furniture & Fixtures	13,145.67	
1354 · Leasehold Improvement	100,028.44	
136 · Accumulated Depreciation		106,644.88
190 · Trademark	1,801.41	
191 · Acc. Amortization - Trademark		1,400.26
201 · Accounts Payable		5,644.11
207 · Mgmt Fees Payable		47,500.00
2111 · Accrued - Accounting		8,000.00
2112 · Accrued - Payroll		56,725.03
212 · Commissions Payable		56,187.20
301 · Capital Stock		40,000.00
302 · Treasury Stock	50,000.00	
304 · Paid in Capital		397,487.00
305 · Retained Earnings	301,220.68	
4011 · Annuity - House		16,917.65
406 · Operating Expense Reimbursement		511,920.00
4081 · Mutual Funds -House		148.54
4082 · Mutual Funds -Reps		746.33
4083 · Mutual Funds Trl -House		7,508.66
4084 · Mutual Funds Trl -Reps		5,684.92
409 · Agency Fee Income		333,812.43
4092 · Agency Income -Rep		166,206.31
602 · Commission Expense	671.68	
603 · Commission Exp - Trails	5,116.44	
604 · Commission Exp - Agency	96,346.37	
606 · Comm Exp -Retired Partners	69,859.94	
707 · Advertising & Promotions	946.50	
708 · Amortization	67.80	
709 · Automobile Expense	16,047.98	
710 · Accounting Fees	7,450.00	
711 · NYS Bienniel	1,172.00	
713 · Bank Service Charges	608.41	
7161 · Computer Supplies	2,997.62	
7162 · Computer Maintenance	8,840.46	
718 · Depreciation Expense	400.46	
719 · Dues and Subscriptions	15,476.63	
720 · Gifts/Donations	5,072.09	
721 · Equipment Rental	4,223.03	
7231 · E & O /Bond Insurance	10,119.86	